SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                               F O R M  1 1 - K

          (Mark One)

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               [FEE REQUIRED]

                 For the fiscal year ended December 31, 1993

                                      OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         Commission file number 1-983

          A.   FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN IF
               DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                     NATIONAL STEEL REPRESENTED EMPLOYEE
                           RETIREMENT SAVINGS PLAN

          B.   NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT
               TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL
               EXECUTIVE OFFICE:

                          NATIONAL STEEL CORPORATION
                          4100 EDISON LAKES PARKWAY
                          MISHAWAKA, IN  46545-3440


                                  FORM 11-K

                              TABLE OF CONTENTS



                                                           Pages

          Audited Financial Statements  . . . . . . . .     3-15

          Signature Page  . . . . . . . . . . . . . . .     16

          Exhibit Index . . . . . . . . . . . . . . . .     17



          ANNUAL REPORT ON FORM 11-K

          Audited Financial Statements

          NATIONAL STEEL CORPORATION

          NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS
          PLAN

          (Plan 004)

          DECEMBER 31, 1993 and 1992


          Audited Financial Statements

          NATIONAL STEEL CORPORATION

          NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS
          PLAN

          (Plan 004)

          December 31, 1993 and 1992



                                                          Page

          Report of Independent Auditors  . . . . . . .     5

          Statements of Combined and Individual
            Fund Net Assets Available for Benefits  . .     6

          Statement of Changes in Combined and
            Individual Fund Net Assets Available
            for Benefits for the Year Ended
            December 31, 1993 . . . . . . . . . . . . .     7

          Statement of Changes in Combined and
            Individual Fund Net Assets Available
            for Benefits for the Year Ended
            December 31, 1992 . . . . . . . . . . . . .     8

          Notes to Financial Statements . . . . . . . .     9

          Item 27a--Schedule of Assets Held for
            Investment  . . . . . . . . . . . . . . . .     14

          Item 27d--Schedule of Transactions or
            Series of Transactions in Excess of 5
            Percent of the Current Value of Plan
            Assets  . . . . . . . . . . . . . . . . . .     15


                        Report of Independent Auditors

          The Administrator of the National Steel Corporation
            National Steel Represented Employee Retirement Savings Plan National Steel Corporation
          Mishawaka, IN

          We have audited the accompanying statements of combined and individual fund net assets available for benefits of the National Steel Represented Employee Retirement Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in combined and individual fund net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the combined and individual fund net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its combined and individual fund net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.
          The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5 percent of the current value of Plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

          Fort Wayne, IN
          May 27, 1994                                    Ernst & Young




          EIN:  25-0687210
          PN:  004

    STATEMENTS OF COMBINED AND INDIVIDUAL FUND NET ASSETS AVAILABLE FOR BENEFITS

    NATIONAL STEEL CORPORATION

    NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN



                                     Fidelity Funds
                    _____________________________________________________

                                                Retirement                    NII          NII
                        Cash     Equity Income   Growth      Intermediate    Common      Preferred    Participant    Combined
                      Reserves       Fund         Fund         Bond Fund      Stock       Stock         Loans         Funds
                    ____________ ____________  ____________  ____________  ___________  ___________   ___________  ____________
DECEMBER 31, 1993
  ASSETS
   Investments      $ 20,721,499 $ 29,637,447  $ 28,329,853  $  5,753,987  $   306,016  $    18,443   $       -0-  $ 84,767,245
   Contributions
    receivable           211,805      235,502       229,604        69,484          -0-          -0-           -0-       746,395
   Employee loans
    receivable               -0-          -0-           -0-           -0-          -0-          -0-       692,330       692,330
                    ____________ ____________  ____________  ____________  ___________  ___________   ___________  ____________

NET ASSETS
 AVAILABLE FOR
 BENEFITS           $ 20,933,304 $ 29,872,949  $ 28,559,457  $  5,823,471  $    306,016 $     18,443  $    692,330 $ 86,205,970
                    ============ ============  ============  ============  ============ ============  ============ ============

DECEMBER 31, 1992
  ASSETS
    Investments     $ 18,984,764 $ 21,277,250  $ 19,594,531  $  4,328,533  $   385,262  $        -0-  $        -0- $ 64,570,340
    Contributions
     receivable          220,776      203,534       188,901        64,888          -0-           -0-           -0-      678,099
    Employee loans
     receivable              -0-          -0-           -0-           -0-          -0-           -0-       526,224      526,224
                    ___________  ____________  ____________  ____________  ___________  ____________  ____________ ____________

NET ASSETS
 AVAILABLE FOR
 BENEFITS           $ 19,205,540 $ 21,480,784  $ 19,783,432  $  4,393,421  $    385,262 $        -0-  $    526,224 $ 65,774,663
                    ============ ============  ============  ============  ============ ============  ============ ============
See notes to financial statements.




    STATEMENT OF CHANGES IN COMBINED AND INDIVIDUAL FUND NET ASSETS AVAILABLE FOR BENEFITS

    NATIONAL STEEL CORPORATION

    NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN




                                     Fidelity Funds
                    _____________________________________________________

                                                Retirement                    NII          NII
                        Cash     Equity Income   Growth      Intermediate    Common      Preferred    Participant    Combined
                      Reserves       Fund         Fund         Bond Fund      Stock       Stock         Loans         Funds
                    ____________ ____________  ____________  ____________  ___________  ___________   ___________  ____________
                                                                                              Funds
YEAR ENDED
 DECEMBER 31, 1993
  Additions:
   Employee
    contributions   $  3,776,749 $  3,746,489  $  3,623,185  $  1,121,797  $        -0- $        -0-  $        -0- $ 12,268,220
   Interest and
    dividend
    income               574,170    1,037,478     2,623,989       400,384           -0-          -0-           -0-    4,636,021
   Participant loans    (180,249)     (70,821)     (107,969)      (31,103)          -0-          -0-       390,142          -0-
   Loan repayment
    interest              15,377       13,663        15,921         2,276           -0-          -0-           -0-       47,237
   Assets
    transferred
    from National
    Steel Retirement
    Savings Plan             -0-          -0-           -0-        42,044           -0-          -0-           -0-       42,044
                    ____________ ____________  ____________  ____________  ___________  ____________  ____________ ____________
  Total additions      4,186,047    4,726,809     6,155,126     1,535,398          -0-           -0-       390,142   16,993,522

  Deductions:
   Participant
    withdrawals-
    benefits           1,169,764      514,150       366,152       213,013       16,334           -0-        23,854    2,303,267
   Participant loans
    repayments           (54,091)     (58,422)      (71,561)      (16,108)         -0-           -0-       200,182          -0-
   Administrative
    expenses              19,966       10,408         4,744         4,036          -0-           -0-           -0-       39,154
   Assets
    transferred to
    National Steel
    Retirement
    Savings Plan         157,693       67,209       102,731           -0-       15,709           -0-           -0-      343,342
                    ____________ ____________  ____________  ____________  ___________  ____________  ____________ ____________
 Total deductions      1,293,332      533,345       402,066       200,941       32,043           -0-       224,036    2,685,763

 Net interfund
 transfers            (1,164,951)     413,453       862,974       (54,629)     (73,505)       16,658           -0-          -0-

 Net realized and
  unrealized
  appreciation in
  fair value
  of investments             -0-    3,785,248     2,159,991       150,222       26,302         1,785           -0-    6,123,548
                    ____________ ____________  ____________  ____________  ___________  ____________  ____________ ____________

 NET ADDITIONS
 (DEDUCTIONS)          1,727,764    8,392,165     8,776,025     1,430,050      (79,246)       18,443       166,106   20,431,307
   Net assets
    available for
    benefits at
    beginning
    of year           19,205,540   21,480,784    19,783,432     4,393,421      385,262           -0-       526,224   65,774,663

 NET ASSETS
  AVAILABLE FOR
  BENEFITS AT END
  OF YEAR           $ 20,933,304 $ 29,872,949  $ 28,559,457  $  5,823,471 $    306,016  $     18,443  $    692,330 $ 86,205,970

 See notes to financial statements.


    STATEMENT OF CHANGES IN COMBINED AND INDIVIDUAL FUND NET ASSETS AVAILABLE FOR BENEFITS

    NATIONAL STEEL CORPORATION

    NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN



                                     Fidelity Funds
                    _____________________________________________________

                                                Retirement                    NII
                        Cash     Equity Income   Growth      Intermediate    Common     Participant    Combined
                      Reserves       Fund         Fund         Bond Fund      Stock       Loans         Funds
                    ____________ ____________  ____________  ____________  ___________  ___________  ____________

YEAR ENDED
 DECEMBER 31, 1992
  Additions:
   Employee
    contributions   $  3,809,047 $  3,270,867  $  2,767,810  $    951,650  $        -0- $        -0- $ 10,799,374
   Interest and
    dividend income      684,949      731,696     3,300,173       302,801           -0-          -0-    5,019,619
   Participant loans    (138,057)     (88,782)      (72,594)       (3,873)          -0-      303,306          -0-
   Loan repayment
    interest              29,436        8,067          (997)        2,135           -0-          -0-       38,641
   Assets transferred
    from National
    Steel Retirement
    Savings Plan           5,367          -0-           -0-           -0-           -0-          -0-        5,367
                    ____________ ____________  ____________  ____________  ____________ ____________ ____________
  Total additions      4,390,742    3,921,848     5,994,392     1,252,713           -0-      303,306   15,863,001
                    ============ ============  ============  ============  ============ ============ ============

 Deductions:
  Participant
  withdrawals-
   benefits              826,049      401,214       203,168        37,988        40,384       17,151    1,525,954
  Participant loans
   repayments            (42,078)     (31,903)      (43,609)       (7,581)          -0-      125,171          -0-
  Administrative
   expenses               12,261        3,500         1,576         1,049             9          -0-       18,395
   Assets
    transferred to
    National Steel
    Retirement
    Savings Plan             -0-       46,498        37,197        20,375           242          -0-      104,312
                    ____________ ____________  ____________  ____________  ____________ ____________ ____________
  Total deductions       796,232      419,309       198,332        51,831        40,635      142,322    1,648,661

 Net interfund
  transfers           (1,392,611)    (265,521)    1,481,125       190,264       (13,257)         -0-          -0-

 Net realized and
  unrealized
  appreciation
  (depreciation)
  in fair value of
  investments                -0-    1,846,977    (1,570,466)      (69,782)      (50,778)         -0-      155,951
                    ____________ ____________  ____________  ____________  ____________ ____________ ____________

 NET ADDITIONS
  (DEDUCTIONS)         2,201,899    5,083,995     5,706,719     1,321,364      (104,670)     160,984   14,370,291
   Net assets
    available for
    benefits at
    beginning
    of year           17,003,641   16,396,789    14,076,713     3,072,057       489,932      365,240   51,404,372
                    ____________ ____________  ____________  ____________  ____________ ____________ ____________

 NET ASSETS
  AVAILABLE FOR
  BENEFITS AT
  END OF YEAR       $ 19,205,540 $ 21,480,784  $ 19,783,432  $  4,393,421  $    385,262 $    526,224 $ 65,774,663

    See notes to financial statements.


 NOTES TO FINANCIAL STATEMENTS

 NATIONAL STEEL CORPORATION

 NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN

 December 31, 1993 and 1992

 NOTE A--SIGNIFICANT ACCOUNTING POLICIES

 INVESTMENT VALUATION AND INCOME RECOGNITION
 The fair value of the participation units ("shares") owned by the National Steel Represented Employee Retirement Savings Plan (the "Plan") in the Fidelity funds are based on the quoted redemption value on the last business day of the Plan year. The investments in National Intergroup, Inc. ("NII") Preferred and Common Stock are valued at the last reported sales price on the last business day of the Plan year. Employee loans receivable are valued at cost which approximates fair value.

 Interest income is recorded as earned based on the stated rate. Dividend income is recorded on the ex-dividend date.

 In accordance with the policy of stating investments at their fair market value, net unrealized appreciation or depreciation for the year is included in the statement of changes in combined and individual fund net assets available for benefits.

 NOTE B--DESCRIPTION OF THE PLAN

 The Plan is a multi-employer defined contribution plan of National Steel Corporation (the "Company") and certain Local Unions, collectively (the "Employer"), which qualifies under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan was established effective January 1, 1987 and covers substantially all employees of the Company employed on a permanent full time basis who are covered by a collective bargaining agreement between the Company and certain Local Unions. Local Unions of the following organizations have become eligible to participate in the
 Plan:

     -   United Steelworkers of America
     -   United Plant Guard Workers of America
     -   International Chemical Workers
     -   International Union of Bricklayers and Allied Craftsmen
     -   International Hodcarriers
     -   Building and Common Laborers Union of America



 NOTE B--DESCRIPTION OF THE PLAN - (CONTINUED)

 Also covered under the Plan are certain local headquarters staff of the above described Unions. Such employees of the Company and staff of the Local Unions are participants in the Plan. The purpose of the Plan is to permit participants to accumulate supplemental funds for retirement in accordance with favorable provisions of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

 During the fourth quarter of each Plan year, all eligible employees are permitted to elect to participate in the Plan or to change their current level of participation effective as of the following January 1. Individual accounts ("Accounts") are established for each of the participants who may elect to allocate their contributions from compensation derived from standard hourly wages among any of the four Fidelity investment funds. Contributions must be equal to or greater than one percent (1%) of the Participant's wages and may be increased in multiples of one quarter of one percent (.25%) up to ten percent (10%) of compensation. Compensation from the Company's profit sharing or productivity gainsharing bonus plans may also be contributed to the investment options in multiples of 5% up to 100% of such compensation. Contributions from all sources must not exceed limitations set forth in the Code. Investment election changes can be made on a quarterly basis in accordance with Plan provisions. Contributions may be made as before-tax contributions or rollover contributions as permitted by the Code and as elected by the participants. All amounts contributed by participants are at all times non-forfeitable and fully vested.

 Administrative and trustee expenses consist of fees incurred by the Plan's investment manager and participant account recordkeeper, participant loans administration fees and the independent auditors. All of these expenses are assumed by the Plan and equally allocated to individual participant accounts except for the loan administration fees which are charged to the participant receiving the loan. As of December 31, 1993, the outstanding loan balance was $692,330. Other administrative costs associated with the Plan are assumed by the Employer. See Note G regarding the ratification of a new labor agreement.

 Additional information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet, Retirement Programs for Represented Employees Summary Plan Description. Copies of the pamphlet are available from the Human Resource Department.



 NOTE C--INVESTMENTS

 Under the terms of the Plan, participants may elect to invest in any of the following Fidelity funds, maintain a previously elected investment in NII Common Stock, or exchange NII Common Stock for NII Preferred Stock administered by the trustee:

     Cash Reserves--a money market fund which invests in U.S. government and federal agency obligations, obligations of major banks, federally insured instruments issued by smaller banks and savings institutions, prime commercial paper, high grade corporate obligations and qualified repurchase agreements.

     Equity Income--a balanced fund which is heavily invested in income-producing equity securities with the balance of the fund invested in corporate convertible and nonconvertible debt obligations and short-term treasury obligations.

     Retirement Growth--a diversified fund seeking capital appreciation which invests principally in common stock. The fund seeks capital gains without regard to whether such gains qualify as long term capital gains for federal tax purposes. Therefore, investment in the fund is limited to tax qualified retirement plans and to tax exempt organizations.

     Intermediate Bond--an income fund that invests in high and upper medium grade fixed income obligations, including corporate obligations, U.S. government obligations, U.S. bank obligations and prime commercial paper.

     NII Common Stock--maintained in the Plan as a result of transfers from the National Steel Retirement Savings Plan. NII stock is no longer an investment option for future contributions or transfers of existing funds invested in other options.

     NII Preferred Stock--effective October 6, 1993, shares of NII Common Stock could be exchanged for shares of NII Preferred Stock.
     However, NII Preferred Stock is not an investment option for future contributions or transfers of existing funds invested in other options (except for NII Common Stock).

     National Steel Class B Common Stock--under the terms of the new labor agreement between the Company and the USWA, the Company's Class B Common Stock will become an investment option effective January 1, 1994.



 NOTE C--INVESTMENTS - (CONTINUED)

 Investments in the Fidelity funds, NII Preferred and Common Stock, and participant loans at December 31, 1993 and 1992 were as follows:

                                SHARES        COST        MARKET
                              __________  ____________  ____________
 December 31, 1993
   Cash Reserves              20,721,499  $ 20,721,499  $ 20,721,499
   Equity Income Fund            875,811    24,263,837    29,637,447
   Retirement Growth Fund      1,561,734    26,196,767    28,329,853
   Intermediate Bond Fund        533,765     5,588,545     5,753,987
   NII Common Stock               23,096       598,602       306,016
   NII Preferred Stock               595        16,658        18,443
   Participant Loans                           692,330       692,330
                                          ____________  ____________
                                          $ 78,078,238  $ 85,459,575
                                          ============  ============

 December 31, 1992
   Cash Reserves              18,984,764  $ 18,984,764  $ 18,984,764
   Equity Income Fund            733,445    19,435,741    21,277,250
   Retirement Growth Fund
                               1,191,881    19,437,172    19,594,531
   Intermediate Bond Fund        415,805     4,277,162     4,328,533
   NII Common Stock               30,217       796,138       385,262
   Participant Loans                           526,224       526,224
                                          ____________  ____________
                                          $ 63,457,201  $ 65,096,564
                                          ============  ============

 NOTE D--NET APPRECIATION (DEPRECIATION) IN FAIR VALUE DURING THE YEAR

                                                NET
                                            APPRECIATION
                                           (DEPRECIATION)
                                            IN FAIR VALUE
                                           DURING THE YEAR
                                         _________________
      Year Ended December 31, 1993
         Equity Income Fund              $  3,785,248
         Retirement Growth Fund             2,159,991
         Intermediate Bond Fund               150,222
         NII Common Stock                      26,302
         NII Preferred Stock                    1,785
                                         ____________
           Total                         $  6,123,548
                                         ============

      Year Ended December 31, 1992
         Equity Income Fund              $  1,846,977
         Retirement Growth Fund            (1,570,466)
         Intermediate Bond Fund               (69,782)
         NII Common Stock                     (50,778)
                                         ____________
           Total                         $    155,951
                                         ============

 NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST

 Fees paid during the year for legal, accounting, and other services rendered by parties-in-interest were based on customary and reasonable rates for such services.

 NOTE F--INCOME TAX STATUS



 The Internal Revenue Service has ruled that the Plan qualifies under
 Section 401(a) of the Code and is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

 NOTE G--RATIFICATION OF LABOR AGREEMENT

 On August 27, 1993, a new labor agreement between the Company and the USWA was ratified by union members. The new six year agreement is effective August 1, 1993 through July 31, 1999. Under the terms of the new agreement, the following changes will be made to the Plan effective January 1, 1994:

   *   Provide an additional Fidelity investment option
   *   Provide Company Common Stock as an investment option
   * Provide for deferral into the Plan on a pre-tax basis lump sum bonuses or Company stock paid to employees pursuant to the new labor agreement
   *   Increase the maximum deferral rate to 15%
   * Revise the loan provisions to allow loans for any reason that is in accordance with governmental regulations

 ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT

 NATIONAL STEEL CORPORATION

 NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN

 December 31, 1993

 IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSETS                   COST          CURRENT VALUE
___________________________  _________________________________________  ____________  _______________
 Fidelity Management Trust   Cash Reserves (20,721,499 Shares)          $ 20,721,499  $ 20,721,499
 Company
                             Equity Income Fund (875,811 Shares)          24,263,837    29,637,447

                             Retirement Growth Fund (1,561,734 Shares)    26,196,767    28,329,853

                             Intermediate Bond Fund  (533,765 Shares)      5,588,545     5,753,987

                             NII Common Stock  (23,096 Shares)               598,602       306,016

                             NII Preferred Stock  (595 Shares)                16,658        18,443

                             Participant Loans (Principal amount of
                              $692,330 with interest ranging from
                              6.5% to 11%, due through December 1998)        692,330       692,330
                                                                        ____________  ____________
 TOTALS                                                                 $ 78,078,238  $ 85,459,575
                                                                        ============  ============


   ITEM 27D--SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

   NATIONAL STEEL CORPORATION

   NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN

   Year Ended December 31, 1993

                                                                          DOLLAR       DOLLAR
   IDENTITY OF                                      NUMBER OF  NUMBER OF  VALUE OF     VALUE OF     NET GAIN
  PARTY INVOLVED        DESCRIPTION OF ASSET        PURCHASES  SALES      PURCHASES    SALES        (LOSS)
______________________  __________________________  _________  _________  ___________  ___________  __________
Category (i)            None

Category (ii)           None

Category (iii)
 Fidelity Management    Cash Reserves                     228        225  $ 8,454,575  $ 6,717,840  $      -0-
 Trust Company
                        Equity Income Fund                212        160    6,737,473    2,162,524      253,147

                        Retirement Growth Fund            232        177   11,504,180    4,928,849      184,264

                        Intermediate Bond Fund            172        126    2,723,889    1,448,657       36,151

   Category (iv)        None


                                 SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           NATIONAL STEEL REPRESENTED
                                           EMPLOYEE RETIREMENT SAVINGS PLAN

   Date:  June 30, 1994                    By:  /s/ James L. Wainscott
                                              ________________________
                                              James L. Wainscott
                                              Treasurer and Assistant
                                               Secretary

                                                /s/ Carl M. Apel
                                              ________________________
                                              Carl M. Apel
                                              Corporate Controller,
                                               Accounting and Assistant
                                               Secretary



                                 EXHIBIT INDEX

   Exhibit                      Description                          Page

    23                Consent of Independent Auditors                  18



                                                                 EXHIBIT 23

   CONSENT OF ERNST & YOUNG, INDEPENDENT AUDITORS

   We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-51087) pertaining to the National Steel Represented Employee Retirement Savings Plan of our report dated May 27, 1994, with respect to the financial statements of the National Steel Represented Employee Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.

                                             Ernst & Young

   Fort Wayne, IN
   June 28, 1994